Exhibit 99.1

Stellantis Annual General Meeting Live Webcast Available

AMSTERDAM, April 1, 2026 – Stellantis N.V. announced today that a link for the live webcast of its Annual General Meeting (“AGM”) will be available on the AGM page in the Investors section of the corporate website (www.stellantis.com) on the day of the event: April 14, 2026.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA + 31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL + 33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com